Exhibit 12.1

BGC PARTNERS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended March 31,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
	(dollars in thousands)
Earnings:
Income before income taxes(1)	$21,368	$60,964	$63,855	$73,175	$16,843	$43,389
Add: Fixed charges, net	7,958	25,606	15,409	10,363	18,950	26,251

Income before income taxes and fixed charges, net	$29,326	$86,570	$79,264	$83,538	$35,793	$69,640

Fixed charges:
Total interest expense(2)	$6,476	$22,798	$14,080	$9,920	$18,950	$26,251
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,082	1,808	129	43	—	—
Interest within rental expense	400	1,000	1,200	400	—	—

Total fixed charges	$7,958	$25,606	$15,409	$10,363	$18,950	$26,251

Ratio of earnings to fixed charges	3.7	3.4	5.1	8.1	1.9	2.7

(1)	Income before income taxes does not include income or loss from equity investees.
(2)	Includes interest expense of $0.1 million for the three months ended March 31, 2012 and $0.1 million for the year ended December 31, 2011 related to short-term borrowings.